Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-116005

PROSPECTUS

                                   Cosi, Inc.

                        3,550,000 Shares of Common Stock

      This prospectus relates to 3,550,000 shares of common stock, par value $0.01 per share, of Cosi, Inc. All of the shares being offered hereby will be sold by or for the benefit of the Selling Stockholders of Cosi, Inc. We will not receive any proceeds from the sale of the shares.

      Our common stock is traded on the Nasdaq National Market under the symbol "COSI". The last reported sales price of a share of common stock during the normal trading session on the Nasdaq National Market on August 6, 2004 was $4.94 per share.

      The common stock may be offered and sold from time to time by the Selling Stockholders through underwriters, dealers or agents or directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to the market prices. The terms of the offering and sale of common stock with respect to which this prospectus is being delivered, including any discounts, commissions or concessions allowed, reallowed or paid to underwriters, dealers or agents, the purchase price of the common stock and the proceeds to the Selling Stockholders, and any other material terms shall be set forth in a prospectus supplement. See "Plan of Distribution" for indemnification arrangements, including indemnification of agents, dealers and underwriters.

      For a discussion of certain factors that should be considered by prospective investors, see "Risk Factors" beginning on page 7.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August 11, 2004

      You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. Our common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                ----------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
WHERE YOU CAN FIND MORE INFORMATION...........................................2
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS................................4
RISK FACTORS..................................................................7
USE OF PROCEEDS..............................................................16
SELLING STOCKHOLDERS.........................................................17
PLAN OF DISTRIBUTION.........................................................19
EXPERTS......................................................................20
LEGAL MATTERS................................................................20

                      WHERE YOU CAN FIND MORE INFORMATION

      We file current, annual and quarterly reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the SEC. You may read and copy any of these filed documents at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's internet site at http://www.sec.gov.

      Our website is http://www.getcosi.com. We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

      We have filed with the SEC a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of that Registration Statement, does not include all the information contained in that Registration Statement and its exhibits. For further information with respect to the Company and the common stock, you should consult the Registration Statement and its exhibits.

      Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying through the entities listed above.

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete or terminated.

      (i) the Annual Report on Form 10-K for the fiscal year ended December 29, 2003 (SEC File No. 0-50052);

      (ii) the Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2004 (SEC File No. 0-50052);

      (iii) the Current Reports on Form 8-K filed on March 18, 2004, April 2, 2004, April 12, 2004 and May 28, 2004;

      (iv) the Current Report on Form 8-K filed on June 18, 2004, as amended on July 29, 2004 and August 5, 2004; and

      (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form S-1, as amended, dated November 13, 2002 (SEC File No. 333-86390).

      We will provide to you without charge a copy of any or all documents incorporated by reference into this prospectus except the exhibits to such documents (unless they are specifically incorporated by reference in those documents). You may request copies by writing or telephoning us at our Investor Relations Department, Cosi, Inc., 242 West 36th Street, New York, New York 10018; telephone number (212) 653-1600.

                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      Matters discussed in this prospectus that relate to events or developments which are expected to occur in the future, including any discussion, expressed or implied, of anticipated growth, operating results or earnings constitute forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to:

      o     the cost of our principal food products;

      o     labor shortages or increased labor costs;

      o     changes in consumer preferences and demographic trends;

      o increasing competition in the fast casual dining segment of the restaurant industry;

      o     expansion into new markets;

      o our ability to effectively manage our business with a reduced general and administrative staff;

      o our ability to incorporate a franchising and area development model into our strategy;

      o     the success of our partnership with Federated Department Stores;

      o     the availability and cost of additional financing;

      o     fluctuations in our quarterly results due to seasonality;

      o     increased government regulation;

      o     supply and delivery shortages or interruptions;

      o     market saturation due to new restaurant openings;

      o     inadequate protection of our intellectual property;

      o adverse weather conditions which impact customer traffic at our restaurants; and

      o     adverse economic conditions.

The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

                                   OUR COMPANY

General

      We own and operate 87 fast casual restaurants in 11 states and the District of Columbia. Cosi restaurants are all-day cafes that feature signature bread and coffee products in an environment we adjust appropriately throughout the day. The majority of our restaurants offer breakfast, lunch, afternoon coffee, dinner and dessert menus.

      We operate our restaurants in two formats: Cosi and Cosi Downtown. Cosi Downtown restaurants, which are located in non-residential central business districts, close for the day in the early evening, while Cosi restaurants offer dinner and dessert in a casual dining atmosphere. The atmosphere of Cosi is appropriately managed for each daypart by changing the music and lighting throughout the day. Our restaurants are located in a wide range of markets and trade areas, including business districts and residential communities in both urban and suburban locations.

      Cosi was created through the October 1999 merger of two restaurant concepts, Cosi Sandwich Bar, Inc. and Xando, Incorporated. Each company served a similar customer, but focused on different parts of the day. Since the merger, we have added Cosi Sandwich Bar products to the Xando Coffee and Bar multiple daypart platform.

Concept and Business Strategy

      Our objective is to build a nationwide system of distinctive restaurants that generate attractive unit economics by appealing to a broad range of customers. In 2003, we announced our intention to incorporate a franchising and area developer model into our business strategy. We expect that company-owned restaurants (restaurants that the Company owns as opposed to Franchised restaurants) will always be an important part of our new restaurant growth, and we believe that incorporating a franchising and area developer model into our strategy will position us to maximize the market potential for the Cosi brand and concept consistent with our available capital and thus maximize stockholder value.

      During the first half of 2004, we launched our franchising program. We have completed our franchise offering circular and are immediately eligible to offer franchises in 43 states. We will seek to offer Cosi franchises to area developers and individual franchise operators. The initial franchise fee, payable to Cosi, for an area developer is $40,000 for the first restaurant and $17,500 for each additional restaurant. The initial franchise fee, payable to Cosi, for an individual franchise operator is $40,000 for the first restaurant and $35,000 for each additional restaurant.

      The Company believes that offering Cosi franchised restaurants to area developers and individual franchisees offers attractive economics. By franchising, we believe we will be able to increase the presence of Cosi restaurants in various markets throughout the country and generate additional revenue without the large upfront capital commitments and risk associated with opening company-owned restaurants. As of the date of this prospectus, the Company has not licensed any franshisees.

2003 Fiscal Year Results

      We reported a net loss for the fiscal year 2003 of $26.6 million, or ($1.54) per share, compared with a net loss of $20.9 million, or ($5.04) per share, for fiscal year 2002.

      Sales increased $22.8 million, or 27.0%, to $107.3 million in 2003, from $84.4 million in fiscal 2002. This increase was primarily due to the full period contribution of sales from the restaurants opened during fiscal 2002 and the first quarter of 2003 and from an increase in comparable restaurant sales. In fiscal 2003, comparable restaurant sales, as measured for restaurants in operation for more than 15 months, increased 4.7% compared to fiscal 2002.

2004 First Quarter Results

      We reported a net loss for the first quarter of 2004 of $6.5 million, or ($0.24) per share, compared with a net loss of $11.6 million, or ($0.70) per share, during the first quarter of 2003.

      Sales decreased $0.8 million, or (2.9)%, to $24.9 million in the first quarter of fiscal 2004, from $25.7 million in the first quarter of fiscal 2003. This decrease was primarily due to six fewer restaurants open during the first quarter of fiscal 2004 than were open during the first quarter of fiscal 2003. In the first quarter of fiscal 2004, comparable restaurant sales increased 3.7% compared to the first quarter of 2003.

      We expect to incur a net loss for fiscal 2004.


Recent Developments

      Cynthia Jamison was appointed Chief Financial Officer of the Company in July 2004. Ms. Jamison has over 20 years of experience in finance, strategy and operations. She is also a member of the board of directors of Tractor Supply Corporation. Prior to joining the Company, Ms. Jamison served as a partner at Tatum CFO Partners, the nation's largest professional services provider of financial and information technology leadership, since June 1999. During her tenure at Tatum CFO Partners, she provided executive leadership, as either the Chief Financial Officer or Chief Operating Officer, for SurePayroll, Inc. and Illinois Superconductor Corporation, among others. From June 1998 to March 1999, Ms. Jamison served as the Chief Financial Officer of Chicago-based Chart House Enterprises, where she was responsible for all aspects of finance, information systems, legal and real estate development. Her earlier restaurant and food industry experience included finance positions with Allied Domecq Retailing, USA (an owner of national quick service restaurant brands) and Kraft General Foods, and serving as Senior Vice President of Strategic Development for Daka International, Inc., which during her tenure owned Chammps Americana and Fuddruckers restaurants and provided food service to universities, hospitals and corporations nationally. Ms. Jamison received a Masters of Business Administration from the University of Chicago Graduate School of Business, and a Bachelor of Arts from Duke University.

      Our principal executive offices are located at 242 West 36th Street, New York, New York 10018, and our telephone number is (212) 653-1600. Our web site address is http://www.getcosi.com. Information on our web site is not a part of this prospectus.

                                  RISK FACTORS

      Our results from operations may be affected by the risk factors set forth below. All investors should consider the following risk factors before deciding to purchase securities of the Company. The Company refers to itself as "we" or "our" in the following risk factors.

      Risks Particular to Cosi

If we are unable to execute our business strategy, we could be materially adversely affected.

      During fiscal 2003, we experienced lower sales and higher operating losses than we had projected, mostly related to underperformance at new restaurants opened in the second half of 2002 and in the first quarter of 2003, and severe winter weather in the Northeast. In addition, our cash position has been adversely impacted by the payment of costs associated with restaurants in our development pipeline that we have determined not to open. Our ability to successfully execute our business strategy will depend on a number of factors, some of which are beyond our control, including:

      o     our ability to generate positive cash flow from operations;

      o     identification and availability of suitable restaurant sites;

      o     competition for restaurant sites and customers;

      o     negotiation of favorable leases;

      o identification of under-performing restaurants and our ability to efficiently close under-performing restaurants, including securing favorable lease termination terms;

      o     management of construction and development costs of new restaurants;

      o     securing required governmental approvals and permits;

      o the rate of our internal growth, and our ability to generate increased revenue from existing restaurants;

      o     recruitment and retention of qualified operating personnel;

      o     successful operating execution in new markets;

      o our ability to incorporate a franchising and area developer model into our strategy;

      o     competition in new and existing markets;

      o our ability to effectively manage our business with a reduced general and administrative staff;

      o the cost of our principal food products and supply and delivery shortages or interruptions; and

      o     general economic conditions.

    In addition, we contemplate entering new markets in which we have no operating experience. These new markets may have different demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful in these new markets than in our existing markets.

We have a limited operating history and we may be unable to achieve profitability.

      The first Xando Coffee and Bar was opened in October 1994 and the first Cosi Sandwich Bar was opened in February 1996. As of July 6, 2004, we are operating 87 restaurants, all of which have been open for more than one year. Accordingly, you have limited information with which to evaluate our business and prospects. As a result, forecasts of our future revenues, expenses and operating results may not be as accurate as they would be if we had a longer history of operations and of combined operations. Since we were formed, we have incurred net losses of approximately $158 million through the end of the first quarter of fiscal 2004 primarily due to the costs of hiring and employing senior management, funding operating losses, new restaurant opening expenses, impairment charges, the cost of our merger in 1999, and restructuring our senior management team. We intend to continue to expend significant financial and management resources on the development of additional restaurants, both company-owned and franchised restaurants. We cannot predict whether we will be able to achieve or sustain revenue growth, profitability or positive cash flow in the future. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the financial statements included in the Annual Report on Form 10-K, incorporated by reference herein, for information on the history of our losses.

If internally generated cash flow from our restaurants does not meet our expectations, our business, results of operations and financial condition could be materially adversely affected.

      We plan to use the proceeds from the private placement completed in April 2004, the rights offering that was consummated in December 2003, the senior secured notes that were converted into common stock in connection with the rights offering and internally generated cash flow produced by our existing restaurants to fund the operations, maintenance and growth of our restaurants. We raised approximately $18.8 million of net proceeds in the private placement, approximately $6.8 million of net proceeds in the rights offering, and approximately $4.5 million of net proceeds in connection with the senior secured notes. Our cash resources, and therefore our liquidity, are highly dependent upon the level of internally generated cash from operations and upon future financing transactions. Although we believe that we have sufficient liquidity to fund our cash requirements for the next twelve months, if cash flows from our existing restaurants or cash flow from new restaurants that we open do not meet our expectations or are otherwise insufficient to satisfy our cash needs or expansion plans, we may have to seek additional financing from external sources to continue funding our operations and close underperforming restaurants or reduce or cease our plans to open or franchise new restaurants. We cannot predict whether such financing will be available on terms acceptable to us, or at all.

We may need additional capital in the future and it may not be available on acceptable terms.

      Our business may require significant additional capital in the future to, among other things, fund our operations, increase the number of company-owned or franchised restaurants, expand the range of services we offer and finance future acquisitions and investments. There is no assurance that financing will be available on terms favorable to us, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our business, results of operations and financial condition could be materially adversely affected.

We may not be able to successfully incorporate a franchising and area developer model into our strategy.

      We plan to incorporate a franchising and area developer model into our business strategy in certain selected markets. We have not used a franchising or area developer model in the past and may not be successful in attracting franchisees and developers to the Cosi concept or identifying franchisees and developers that have the business abilities or access to financial resources necessary to open our restaurants or to successfully develop or operate our restaurants in a manner consistent with our standards. Incorporating a franchising and area developer model into our strategy will also require us to devote significant management and financial resources to support the franchise of our restaurants. If we are not successful in incorporating a franchising or area developer model into our strategy, we may experience delays in our growth, or may not be able to expand and grow our business.

If our franchisees cannot develop or finance new restaurants, build them on suitable sites or open them on schedule, our growth and success may be impeded. In addition, our franchisees could take actions that could harm our business.

      Our growth depends in part upon our ability to establish a successful and effective franchise program and to attract qualified franchisees. If our franchisees are unable to locate suitable sites for new restaurants, negotiate acceptable lease or purchase terms, obtain the necessary financial or management resources, meet construction schedules or obtain the necessary permits and government approvals, our growth plans may be negatively affected.

      Franchisees are independent contractors and are not our employees. Although we have developed criteria to evaluate and screen prospective franchisees, we are limited in the amount of control we can exercise over our licensed franchisees and the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Franchisees may not have the business acumen or financial resources necessary to successfully operate restaurants in a manner consistent with our standards and requirements and may not hire and train qualified managers and other restaurant personnel. Poor restaurant operations may affect each restaurant's sales. Our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline if our franchisees do not operate successfully.

If our strategic alliance with Federated Department Stores is unsuccessful, our operating results will be negatively impacted.

      We have entered into an agreement with Federated Department Stores to open ten restaurants within selected Federated department stores on a trial basis. This strategic alliance is complex and requires substantial personnel and resource commitments by us. As a result, such alliance may disrupt our ongoing business, including by diverting management focus on existing businesses, impairing our other relationships and creating variability in revenue and income from entering into, amending or terminating such alliance. If the trial period is not successful, either we or Federated Department Stores may decide not to continue the relationship. Such events could have a material adverse effect on our business, results of operations and financial condition.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

      Some of our future franchised restaurants and company-owned restaurants, including those in certain Federated department stores, will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets that may cause our new restaurants to be less successful than restaurants in our existing markets. An additional risk in expansion into new markets is the lack of market awareness of the Cosi brand. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average annual company-owned restaurant sales, if at all, thereby affecting the profitability of these restaurants.

Any inability to manage our growth effectively could materially adversely affect our operating results.

      Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future both through a franchising strategy and opening new company-owned restaurants, including within Federated Department Stores. We have increased the number of our restaurants from 36 restaurants as of December 31, 1999 to 87 restaurants as of July 6, 2004. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain operating personnel. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely impacted.

Our restaurants are currently concentrated in the Northeastern and Mid-Atlantic regions of the United States, particularly in the New York City area. Accordingly, we are highly vulnerable to negative occurrences in these regions.

      We currently operate 64 restaurants in Northeastern and Mid-Atlantic states, of which 19 are located in the New York City area, the majority of which are located in New York Central Business Districts. As a result, we are particularly susceptible to adverse trends and economic conditions in these areas. In addition, given our geographic concentration, negative publicity regarding any of our restaurants could have a material adverse effect on our business and operations, as could other regional occurrences impacting the local economies in these markets.

You should not rely on past increases in our average unit volumes as an indication of our future results of operations because they may fluctuate significantly.

      A number of factors have historically affected, and will continue to affect, our average unit sales, including, among other factors:

            o     introduction of new menu items;

            o unusually strong initial sales performance by some new restaurants;

            o     competition;

            o     general regional and national economic conditions;

            o     weather conditions;

            o     consumer trends; and

            o     our ability to execute our business strategy effectively.

      It is not reasonable to expect our average unit volumes to increase at rates achieved over the past several years. Furthermore, the under-performance of units we opened in the latter part of 2002 and in 2003 will reduce our average unit volumes. Changes in our average sales results could cause the price of our common stock to fluctuate substantially.

Our restaurant expansion strategy focuses primarily on further penetrating existing markets. This strategy can cause sales in some of our existing restaurants to decline, which could result in restaurant closures.

      In accordance with our expansion strategy, we intend to open new restaurants primarily in our existing markets. Since we typically draw customers from a relatively small radius around each of our restaurants, the sales performance and customer counts for restaurants near the area in which a new restaurant opens may decline due to cannibalization, which could result in restaurant closures.

Inclement weather may adversely affect our sales and results of operations.

      Our business is subject to seasonal and weather influences on consumer spending and dining out patterns. Inclement weather may result in reduced frequency of dining at our restaurants. Customer counts (and consequently revenues) are generally highest in spring and summer months and lowest during the winter months because of the high proportion of our restaurants located in the Northeast where inclement weather affects customer visits.

Our quarterly results may fluctuate and could fall below expectations of securities analysts and investors due to seasonality and other factors, resulting in a decline in our stock price.

      Our business is subject to significant seasonal fluctuations. Revenues in our restaurants have historically been higher in the summer months of each year and lower during the winter months. As a result, our quarterly and yearly results have varied in the past, and we believe that our quarterly operating results will vary in the future. Other factors such as inclement weather and unanticipated increases in labor, commodity, energy, insurance or other operating costs may cause our quarterly results to fluctuate. For this reason, you should not rely upon our quarterly operating results as indications of future performance.

Our operations are subject to governmental regulation, including potential liability under "dram shop" statutes, and are dependent upon governmental licenses.

      We are subject to extensive federal, state and local government regulations, including regulations relating to alcoholic beverage control, the preparation and sale of food, public health and safety, sanitation, building, zoning and fire codes. Our business depends on obtaining and maintaining required food service and/or liquor licenses for each of our restaurants. If we fail to hold all necessary licenses, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations. In addition, our sale of alcoholic beverages subjects us to "dram shop" statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. Although we take significant precautions to ensure that all employees are trained in the responsible service of alcohol and maintain insurance policies in accordance with all state regulations regarding the sale of alcoholic beverages, the misuse of alcoholic beverages by customers may create considerable risks for us. If we are the subject of a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, operating results or cash flows could be materially and adversely affected. See "Business -- Government Regulation" in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2003, incorporated by reference herein, for a discussion of the regulations with which we must comply.

      In addition, we are also subject to federal regulation and state laws that regulate the offer and sale of franchises and aspects of the licensor-licensee relationship. Many state franchise laws impose restrictions on the franchise agreement, including limitations on non-competition provisions and the termination or non-renewal of a franchise. Some states require that franchise materials be registered before franchises can be offered or sold in the state. The failure to comply with federal, state and local rules and regulations would have an adverse effect on our franchisees and on us.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

      We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, and proprietary rights to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which might cause us to incur significant litigation costs and could harm our image or our brand or competitive position.

      We also cannot assure you that third parties will not claim that our trademarks or offerings infringe the proprietary rights of third parties. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

We hold significant amounts of relatively illiquid assets and may have to dispose of them on unfavorable terms.

      A certain portion of our assets, such as leasehold improvements and equipment, is relatively illiquid. These assets cannot be converted into cash quickly and easily. We may be compelled to dispose of these illiquid assets on unfavorable terms, which could have an adverse effect on our business.

We face litigation that could have a material adverse effect on our business, financial condition and results of operations.

      On February 5, 2003, a purported shareholder class action complaint was filed in the United States District Court for the Southern District of New York (the "Court"), alleging that Cosi and various of our officers and directors and the underwriter of our IPO violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by misstating, and by failing to disclose, certain financial and other business information (Sheel Mohnot v. Cosi, Inc., et al., No. 03 CV 812). At least eight additional class action complaints with substantially similar allegations were later filed. These actions have been consolidated in In re Cosi, Inc. Securities Litigation (collectively, the "Securities Act Litigation"). On July 7, 2003, lead plaintiffs filed a Consolidated Amended Complaint, alleging on behalf of a purported class of purchasers of our stock allegedly traceable to our November 22, 2002 IPO, that at the time of the IPO, our offering materials failed to disclose that the funds raised through the IPO would be insufficient to implement our expansion plan; that it was improbable that we would be able to open 53 to 59 new restaurants in 2003; that at the time of the IPO, we had negative working capital and therefore did not have available working capital to repay certain debts; and that the principal purpose for going forward with the IPO was to repay certain existing shareholders and members of the Board of Directors for certain debts and to operate our existing restaurants.

      The plaintiffs in the Securities Act Litigation generally seek to recover recessionary damages, expert fees, attorneys' fees, costs of Court and pre- and post-judgment interest. Based on the allegations set forth in the complaint, the Company believes that the amount of recessionary damages that could be awarded to the plaintiffs, if a judgment is rendered against the Company, would not exceed approximately $24 million. In addition, the underwriter is seeking indemnification from us for any damages assessed against it in the Securities Act Litigation. The Securities Act Litigation is at a preliminary stage, and we believe that we have meritorious defenses to these claims, and intend to vigorously defend against them.

      On September 22, 2003, defendants filed motions to dismiss the Second Consolidated Amended Complaint in the Securities Act Litigation. Plaintiffs filed their opposition to defendants' motion to dismiss on October 23, 2003. Defendants filed reply briefs on November 12, 2003.

      On July 30, 2004, the Court granted plaintiffs permission to replead their complaint against the defendants. If plaintiffs choose to file an amended complaint, they must do so on or before August 27, 2004.

      We cannot predict what the outcome of these lawsuits will be. It is possible that we may be required to pay substantial damages or settlement costs in excess of our insurance coverage, which could have a material adverse effect on our financial condition or results of operations. We could also incur substantial legal costs, and management's attention and resources could be diverted from our business.

We have a new management team that does not have proven success with the Company.

      A significant portion of our senior management team, including our Executive Chairman, Chief Executive Officer and Chief Financial Officer, has been in place for only a relatively short period of time. The new executives do not have previous experience with us and we cannot assure you that they will fully integrate themselves into our business or that they will effectively manage our business affairs. Our failure to assimilate the new executives, or the failure of the new executives to perform effectively, or the loss of any of the new executives, could have a material adverse effect on our business, financial condition and results of operations.

      Risks Relating to the Food Service Industry

Our business is affected by changes in consumer preferences.

      Our success depends, in part, upon the popularity of our food products and our ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from our restaurants or cuisine, our inability to develop new menu items that appeal to consumers or changes in our menu that eliminate items popular with some consumers could harm our business.

General economic conditions and the effects of the war on terrorism may cause a decline in discretionary spending, which would negatively affect our business.

      Our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the September 11, 2001 terrorist attacks on the United States and that arise from the possibility of further terrorist attacks. In addition, economic uncertainty due to military action overseas, such as the war in Iraq and post-war military, diplomatic or financial responses, may lead to further declines in sales. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

Our success depends on our ability to compete with many food service businesses.

      The restaurant industry is intensely competitive and we compete with many well-established food service companies on the bases of taste, quality and price of product offered, customer service, atmosphere, location and overall guest experience. We compete with other sandwich retailers, specialty coffee retailers, bagel shops, fast-food restaurants, delicatessens, cafes, bars, take-out food service companies, supermarkets and convenience stores. Our competitors change with each of the five dayparts (breakfast, lunch, afternoon coffee, dinner and dessert), ranging from coffee bars and bakery cafes to casual dining chains. Aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our sales and profit margins.

      Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the quick service restaurant industry better than we can. As competitors expand their operations, we expect competition to intensify. We also compete with other employers in our markets for hourly workers and may be subject to higher labor costs.

Fluctuations in coffee prices could adversely affect our operating results.

      The price of coffee, one of our main products, can be highly volatile. Although most coffee trades on the commodity markets, coffee of the quality we seek tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending on supply and demand at the time of the purchase. Supplies and prices of green coffee can be affected by a variety of factors, such as weather, politics and economics in the producing countries. Two organizations, the Association of Coffee Producing Countries and the International Coffee Organization, have sought with mixed success to coordinate production and pricing of coffee among certain countries and to maintain pricing quotas among coffee producers. An increase in pricing of specialty coffees could have a significant adverse effect on our profitability. To mitigate the risks of increasing coffee prices and to allow greater predictability in coffee pricing, we typically enter into fixed price purchase commitments for a portion of our green coffee requirements. We cannot assure you that these activities will be successful or that they will not result in our paying substantially more for our coffee supply than we would have been required to pay absent such activities.

Changes in food and supply costs could adversely affect our results of operations.

      Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. We rely on a single primary distributor of our food and paper goods. Although we believe that alternative distribution sources are available, any increase in distribution prices or failure by our distributor to perform could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions and government regulations. Failure to anticipate and adjust our purchasing practices to these changes could negatively impact our business.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause customers to avoid our products and result in liabilities.

      Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs, regardless of the result.

Our business could be adversely affected by increased labor costs or labor shortages.

      Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and employees. Increased labor costs, due to competition, increased minimum wage or employee benefits costs or otherwise, would adversely impact our operating expenses. In addition, our success depends on our ability to attract, motivate and retain qualified employees, including restaurant managers and staff, to keep pace with our needs. If we are unable to do so, our results of operations may be adversely affected.

      Risks Relating to the Offering

Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new equity offerings.

      If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. In addition, certain of our existing stockholders have the right to require us to register their shares for resale. We cannot predict the effect, if any, that future sales of shares of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock will have on the market price of our common stock prevailing from time to time. Future sales may also make it more difficult for us to sell equity securities or equity-related securities at a time and price that our management deems acceptable or at all.

                                 USE OF PROCEEDS

      We are filing this registration statement to satisfy our registration obligations under the Securities Purchase Agreement, dated as of April 27, 2004, relating to the sale of 3,550,000 shares of our common stock pursuant to a private placement. We will not receive any cash proceeds from the sale of the shares of common stock offered hereby. All of the shares of common stock being offered hereby will be sold by or for the benefit of the Selling Stockholders named herein.

      We received gross proceeds of approximately $20 million from the private placement, of which approximately $6 million will be used to finance construction of new Cosi stores within select Macy's locations this year under the previously announced foodservice partnership with Federated Department Stores, Inc., and the balance will be applied to strengthen our balance sheet, support our plans for new store construction in 2005, and provide for continued infrastructure improvements.

                              SELLING STOCKHOLDERS

      Selling stockholders, including their transferees, pledgees or donees or their respective successors, may from time to time offer and sell under this prospectus any or all of the common stock covered by this prospectus. When we refer to the "selling stockholders" in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees or donees or their respective successors.

      The selling stockholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock since the date as of which the information in the table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, as required by law.

      The number of shares of common stock that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because each selling stockholder may sell all, some or none of the shares of common stock which each holds, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of this offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the assumption that each selling stockholder will sell all of the shares of common stock owned by that selling stockholder and covered by this prospectus.

      The following table sets forth certain information regarding the beneficial ownership of common stock by the selling stockholders. Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Calculations of beneficial ownership are based on 30,552,975 shares of our common stock outstanding on July 6, 2004.

                                       Number of
                                       Shares of                          Number of
                                        Common         Number of          Shares of
                                         Stock         Shares of         Common Stock
                                      Beneficially    Common Stock       Beneficially    % Beneficially   % Beneficially
                                      Owned Before   Included in this    Owned After      Owned Before      Owned After
  Name of Selling Stockholder         this Offering    Offering          this Offering    This Offering    this Offering
  ---------------------------         -------------    --------          -------------    -------------    -------------

Heimdall Investments, Ltd........     1,520,000         1,520,000            0              4.98%              --


Vardon Partners, LP..............       77,466            77,466             0              0.25%              --

Vardon Partners II, LP...........      153,907           153,907             0              0.50%              --

Vardon International, Ltd........      334,979           334,979             0              1.10%              --

First New York Securities, LLC...       60,000            60,000             0              0.20%              --

Vardon Focus Fund, LP............      234,787           234,787             0              0.77%              --

Vardon Focus Fund                                                                                              --
International, Ltd...............      118,861           118,861             0              0.39%

Mainfield Enterprises Inc........      400,000           400,000             0              1.31%              --

Colonial Fund LLC................      400,000           400,000             0              1.31%              --

Straus Partners L.P..............      150,000           150,000             0              0.49%              --

Strauss-GEPT LP..................      100,000           100,000             0              0.33%              --

                              PLAN OF DISTRIBUTION

      The Company is registering the Shares on behalf of the Selling Stockholders. The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     short sales;

      o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale;

      o     any other method permitted pursuant to applicable law.

      The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus, provided they meet the criteria and conform to the requirements of such Rule.

      The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of Shares by the Selling Stockholders.

      The Selling Stockholders may also engage in short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver shares in connection with these trades.

      Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

      The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify each Selling Stockholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

      Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of Nasdaq. The Company has informed the Selling Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

      Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required. In addition, upon the Company being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

      The Company is required to pay all fees and expenses incident to the registration of the shares, excluding fees and disbursements of counsel to the Selling Stockholders.

                                     EXPERTS

      The consolidated financial statements of Cosi, Inc. appearing in Cosi Inc.'s Annual Report (Form 10-K) for the year ended December 29, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

      Certain legal matters with respect to the validity of the Common Stock will be passed upon for the Company by Cadwalader, Wickersham & Taft LLP, New York, New York.